Exhibit 99.1

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FIRST QUARTER ENDED DECEMBER 28, 2013

Montreal, Quebec, January 30, 2014: Consolidated sales for the three-month period ended December 28, 2013, were $354 million, as compared to $376 million in the same quarter a year ago. The Company generated net earnings of $2 million or $0.02 per share in the December 2013 quarter compared to a net loss of $15 million or $0.15 per share in the December 2012 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $13 million for the three-month period ended December 28, 2013, as compared to adjusted EBITDA of $19 million a year ago and adjusted EBITDA of $24 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $126 million for the quarter ended December 2013, compared to adjusted EBITDA of $22 million on sales of $117 million in the prior quarter. The pulp sales increase of $8 million was due to higher specialty grade pulp shipments. Demand for specialty grades was flat and US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening versus the US dollar and the euro, Canadian dollar equivalent pricing increased by $30 per tonne. Viscose grade price realizations declined by $26 per tonne. This market remains oversupplied and prices are low. Overall, pricing increased adjusted EBITDA by $1 million. Shipments were equal to 78% of capacity as compared to 74% in the prior quarter. During the most recent quarter, the Tartas pulp mill absorbed a 12-day annual maintenance shutdown. As well, delays in commissioning new equipment installed during the shutdown affected productivity in the quarter. Overall, the pulp mill produced 11,100 fewer tonnes and costs increased by $12 million versus the prior quarter.

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $99 million for the quarter ended December 2013, compared to nil adjusted EBITDA on sales of $105 million in the prior quarter. Sales decreased by $6 million due to lower lumber shipments, partially offset by higher prices. The rally in random length lumber prices that began in September continued into the December quarter. Stud lumber prices did not rally and continued to sell at a relatively high discount compared to random lumber prices. Overall, US $ benchmark prices for random lumber increased by US $46 per mbf while stud lumber increased by US $3 per mbf. Currency was favourable as the Canadian dollar weakened versus the US dollar. The net effect increased sales and adjusted EBITDA by $4 million or $24 per mbf. Lumber shipments were equal to 79% of capacity versus 86% in the prior quarter. Costs increased by $6 million, including $2 million for fibre. The winter months are seasonally higher operating cost periods and weather related issues hampered productivity and shipments in the most recent quarter.

The Paper Pulp segment generated adjusted EBITDA of $1 million on sales of $73 million for the quarter ended December 2013, compared to negative adjusted EBITDA of $2 million on sales of $73 million in the prior quarter. Sales were unchanged as improved pricing was offset by lower shipments. Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $8 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. Currency was a positive as the Canadian dollar was weaker. Overall, average prices increased by $8 per tonne, improving adjusted EBITDA by $1 million. Pulp shipments were equal to 86% of capacity as compared to 88% in the prior quarter. Manufacturing costs decreased by $2 million, primarily due to higher productivity as the mills combined to manufacture 8,500 more tonnes in the most recent quarter.

The Paper segment generated adjusted EBITDA of $7 million on sales of $80 million for the quarter ended December 2013, compared to adjusted EBITDA of $8 million on sales of $81 million in the prior quarter. Lower shipments of coated bleached board, partially offset by higher volumes of newsprint, led to the $1 million decrease in sales. In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand. The US $ benchmark prices for coated bleached board increased by US $13 per short ton while the US $ benchmark price for newsprint remained constant. Overall, average selling prices were unchanged quarter-over-quarter. Coated bleached board shipments were equal to 87% of capacity as compared to 94% in the prior quarter. The shipment to capacity percentage for newsprint was 89%, compared to 81% in the prior quarter. Manufacturing costs increased by $2 million, driven by higher energy costs. The Kapuskasing newsprint mill had benefitted from electricity load shedding credits in the prior quarter.

Other items

In September 2013, the Company announced the BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million and recorded a gain of $20 million. The remaining BC lands have been classified as assets held for sale.

Outlook

Overall, the December 2013 quarterly results were lower than anticipated. This was due to higher costs at the Tartas specialty pulp mill as well as weather related issues in late December that impacted productivity and shipments at several of the Canadian operations. The Forest Products segment saw random length lumber prices increase while stud lumber prices were relatively flat, selling at a significant discount to random length. Costs increased as expected due to the onset of winter operating conditions and the scheduled closures of the sawmills during the December holiday period. Looking ahead, the normal seasonal increase in demand and prices is anticipated, supported by continued growth in United States new home construction. At the Tartas specialty pulp mill, a 12-day annual maintenance shutdown combined with difficulties related to the start-up of a new bleaching tower reduced production by 11,100 tonnes and increased costs by $12 million. The new bleaching tower is now fully operational. The Company had previously guided that a 5% average price reduction on specialty grades was likely in calendar 2014. Negotiations with major customers are now concluded and the actual price reduction will average approximately 7%. The price decrease will impact results beginning in the March 2014 quarter. While the Company is anticipating a year-over-year increase in specialty grade volume, it will continue to maintain a 40,000-50,000 tonne position in the viscose grade market. The latter is currently under pressure as new capacity has exceeded demand growth. The implementation of Chinese antidumping duties is contributing to the low prices and the Company is not anticipating improvement in the near term. The Paper Pulp segment generated a small profit as the two high-yield pulp mills reduced costs and generated higher selling prices. The hardwood paper pulp market remains relatively soft and the impact of new capacity will cause it to remain challenging. The Paper segment results remained relatively unchanged quarter-over-quarter. However, lower newsprint prices will reduce profitability in the upcoming quarters.

The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. Of the total forecast cost of $235 million, $163 million has been spent on the Temiscaming specialty cellulose project to the end of the December 2013 quarter. The Company has also made further progress in dealing with its defined benefit pension plan obligations. The net obligation for funded defined benefit pension plans declined from $39 million to $4 million during the most recent quarter. This will lead to a material decline in pension contributions in future periods. In September 2013, the Company launched its BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. The Company recently closed the first two lands sales transactions for total proceeds of $23 million. This will be an area of focus in the next few quarters.

Tembec is a manufacturer of forest products - lumber, pulp, paper and specialty cellulose -and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $1.6 billion, Tembec has 3,500 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended December 28, 2013, can be obtained on Tembec's website at www.tembec.com or on SEDAR at www.sedar.com.

The Company`s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA and certain other financial measures utilized in the press release are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the interim Management Discussion and Analysis (MD&A).

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended December 28, 2013

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its first fiscal quarter ended December 28, 2013. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 28, 2013, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2013, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt to total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at January 30, 2014, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)

	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14

Sales	376	407	399	352	354	-	-	-
Freight and other deductions	50	54	54	43	44	-	-	-
Lumber export taxes	1	-	1	1	1	-	-	-
Cost of sales	286	310	296	268	278	-	-	-
SG&A	19	19	18	16	17	-	-	-
Share-based compensation	1	-	-	-	1	-	-	-
Adjusted EBITDA	19	24	30	24	13	-	-	-
Depreciation and amortization	11	9	9	11	8	-	-	-
Other items	1	24	3	1	(14)	-	-	-
Operating earnings (loss)	7	(9)	18	12	19	-	-	-
Interest, foreign exchange and other	12	10	10	13	9	-	-	-
Exchange loss (gain) on long-term debt	4	6	11	(7)	12	-	-	-
Pre-tax earnings (loss)	(9)	(25)	(3)	6	(2)	-	-	-
Income tax expense (recovery)	6	6	4	(8)	(4)	-	-	-
Net earnings (loss)	(15)	(31)	(7)	14	2	-	-	-

IMPACT OF CHANGE IN ACCOUNTING STANDARD

During the most recent quarter, the Company adopted International Accounting Standard (IAS) 19, Employee Benefits. The adoption of the new standard had limited impact on adjusted EBITDA and operating results. The prior year comparative amounts have been restated. The following summarizes the impact on fiscal 2013 quarterly and total year operating results.

		($ millions)
					TOTAL
	Dec 12	Mar 13	Jun 13	Sep 13	2013
Adjusted EBITDA
As reported	19	24	30	25	98
Restated	19	24	30	24	97

Operating earnings (loss)
As reported	7	(8)	17	13	29
Restated	7	(9)	18	12	28

A more detailed review of the impact of the new standard on non-operating items is included in Note 2 of the interim consolidated financial statements.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	December	Total	Price	Volume & Mix
	2013	2013	Variance	Variance	Variance
Forest Products	105	99	(6)	4	(10)
Specialty Cellulose Pulp	117	126	9	1	8
Paper Pulp	73	73	-	-	-
Paper	81	80	(1)	-	(1)
Corporate	4	3	(1)	-	(1)
	380	381	1	5	(4)
Less: Intersegment Sales	(28)	(27)	1
Sales	352	354	2

Sales increased by $2 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.952, a 1.1% decline from US $0.963 in the prior quarter. Forest Products segment sales decreased by $6 million due to lower shipments, partially offset by higher selling prices. Specialty Cellulose Pulp segment sales increased by $9 million due to higher shipments. Paper Pulp segment sales were unchanged from the prior quarter. Paper segment sales decreased by $1 million due to lower shipments.

ADJUSTED EBITDA
$ millions	September	December	Total	Price	Cost & Volume
	2013	2013	Variance	Variance	Variance
Forest Products	-	(2)	(2)	4	(6)
Specialty Cellulose Pulp	22	14	(8)	1	(9)
Paper Pulp	(2)	1	3	-	3
Paper	8	7	(1)	-	(1)
Corporate	(4)	(7)	(3)	-	(3)
	24	13	(11)	5	(16)

Adjusted EBITDA decreased by $11 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA declined by $2 million as a result of higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $8 million due to higher costs. Paper Pulp segment adjusted EBITDA improved by $3 million due to lower costs. Paper segment adjusted EBITDA decreased by $1 million as a result of higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	September	December	Total	EBITDA	Depreciation	Other Items
	2013	2013	Variance	Variance	Variance	Variance
Forest Products	(3)	(3)	-	(2)	2	-
Specialty Cellulose Pulp	18	10	(8)	(8)	-	-
Paper Pulp	(5)	(1)	4	3	1	-
Paper	7	6	(1)	(1)	-	-
Corporate	(5)	7	12	(3)	-	15
	12	19	7	(11)	3	15

The Company generated operating earnings of $19 million compared to operating earnings of $12 million in the prior quarter. The previously noted decrease in adjusted EBITDA was more than offset by a favourable variance in other items. In the most recent quarter, the Company realized a gain of $20 million related to the sale of land in British Columbia (BC). A more detailed explanation of segment variances is included in the analysis that follows.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September	December
	2013	2013	Variance
Financial ($ millions)
Sales (1)	105	99	(6)

Freight and other deductions	10	9	1
Lumber export taxes	1	1	-
Cost of sales (1)	92	88	4
SG&A	2	3	(1)
Adjusted EBITDA	-	(2)	(2)

Depreciation and amortization	3	1	2
Operating loss	(3)	(3)	-

Shipments
SPF lumber (mmbf)	194	169	(25)

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	417	463	46
KD stud delivered G.L. (US $ per mbf)	374	377	3

(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $99 million for the quarter ended December 2013, compared to nil adjusted EBITDA on sales of $105 million in the prior quarter. Sales decreased by $6 million due to lower lumber shipments, partially offset by higher prices.

The rally in random length lumber prices that began in September continued into the December quarter. Stud lumber prices did not rally and continued to sell at a relatively high discount compared to random lumber prices. Overall, US $ benchmark prices for random lumber increased by US $46 per mbf while stud lumber increased by US $3 per mbf. Currency was favourable as the Canadian dollar averaged US $0.952, a 1.1% decline from US $0.963 in the prior quarter. The net effect increased sales and adjusted EBITDA by $4 million or $24 per mbf. Lumber shipments were equal to 79% of capacity versus 86% in the prior quarter. Costs increased by $6 million, including $2 million for fibre. The winter months are seasonally higher operating cost benchmarkperiods and weather related issues hampered productivity and shipments in the most recent quarter.

During the December 2013 quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the December 2013 quarter, the Company incurred a tax of 1.7% on its lumber shipments, down from 2.7% in the prior quarter.

The Forest Products segment generated an operating loss of $3 million, unchanged from the prior quarter. Depreciation expense declined by $2 million. The prior quarter included accelerated depreciation on certain assets.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	September	December
	2013	2013	Variance
Financial ($ millions)
Sales - Pulp	91	99	8
Sales - Chemicals	26	27	1
	117	126	9

Freight and other deductions	9	10	(1)
Cost of sales	81	97	(16)
SG&A	5	5	-
Adjusted EBITDA	22	14	(8)

Depreciation and amortization	4	4	-
Operating earnings	18	10	(8)

Shipments
Specialty grades (000's tonnes)	47	52	5
Viscose grades (000's tonnes)	10	8	(2)
	57	60	3

Average prices
Specialty grades (C $ per tonne)	1,740	1,770	30
Viscose grades (C $ per tonne)	891	865	(26)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $126 million for the quarter ended December 2013, compared to adjusted EBITDA of $22 million on sales of $117 million in the prior quarter. The pulp sales increase of $8 million was due to higher specialty grade pulp shipments.

Demand for specialty grades was flat and US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening versus the US dollar and the euro, Canadian dollar equivalent pricing increased by $30 per tonne. Viscose grade price realizations declined by $26 per tonne. This market remains oversupplied and prices are low. Overall, pricing increased adjusted EBITDA by $1 million. Shipments were equal to 78% of capacity as compared to 74% in the prior quarter. During the most recent quarter, the Tartas mill absorbed an extended 12-day annual maintenance shutdown. As well, delays in commissioning new equipment installed during the shutdown affected productivity in the quarter. Overall, the pulp mill produced 11,100 fewer tonnes and costs increased by $12 million versus the prior quarter. Finished goods inventories of specialty cellulose pulp were at approximately 35 days of supply at the end of December 2013, down from 46 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $10 million compared to operating earnings of $18 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the lower operating earnings.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	September	December
	2013	2013	Variance
Financial ($ millions)
Sales (1)	73	73	-

Freight and other deductions	13	14	(1)
Cost of sales (1)	60	57	3
SG&A	2	1	1
Adjusted EBITDA	(2)	1	3

Depreciation and amortization	3	2	1
Operating loss	(5)	(1)	4

Shipments
High-yield pulp (000's tonnes)	110	107	(3)
Internal (000's tonnes)	14	15	1
Total	124	122	(2)

Benchmark Prices
BEK - delivered China (US $ per tonne)	660	652	(8)

(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $1 million on sales of $73 million for the quarter ended December 2013, compared to negative adjusted EBITDA of $2 million on sales of $73 million in the prior quarter. Sales were unchanged as improved pricing was offset by lower shipments.

Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $8 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. Currency was a positive as the Canadian dollar averaged US $0.952, a 1.1% decline from US $0.963 in the prior quarter. Overall, average prices increased by $8 per tonne, improving adjusted EBITDA by $1 million. Pulp shipments were equal to 86% of capacity as compared to 88% in the prior quarter. Manufacturing costs decreased by $2 million, primarily due to higher productivity as the mills combined to manufacture 8,500 more tonnes in the most recent quarter. Paper Pulp inventories were at 28 days of supply at the end of December 2013, as compared to 22 days at the end of September 2013.

The Paper Pulp segment generated an operating loss of $1 million compared to an operating loss of $5 million in the prior quarter. The improvement in adjusted EBITDA positively impacted the operating results.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER

	September	December
	2013	2013	Variance
Financial ($ millions)
Sales	81	80	(1)

Freight and other deductions	11	11	-
Cost of sales	59	60	(1)
SG&A	3	2	1
Adjusted EBITDA	8	7	(1)

Depreciation and amortization	1	1	-
Operating earnings	7	6	(1)

Shipments
Coated bleached board (000's tonnes)	42	39	(3)
Newsprint (000's tonnes)	49	54	5
Total	91	93	2

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,147	1,160	13
Newsprint - 48.8 gram East Coast (US $ per tonne)	605	605	-

The Paper segment generated adjusted EBITDA of $7 million on sales of $80 million for the quarter ended December 2013, compared to adjusted EBITDA of $8 million on sales of $81 million in the prior quarter. Lower shipments of coated bleached board, partially offset by higher volumes of newsprint, led to the $1 million decrease in sales.

In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand. The US $ benchmark prices for coated bleached board increased by US $13 per short ton while the US $ benchmark price for newsprint remained constant. Currency was positive as the Canadian dollar averaged US $0.952, a 1.1% decrease from US $0.963 in the prior quarter. Overall, average selling prices were unchanged quarter-over-quarter. Coated bleached board shipments were equal to 87% of capacity as compared to 94% in the prior quarter. The shipment to capacity percentage for newsprint was 89%, compared to 81% in the prior quarter. Manufacturing costs increased by $2 million, driven by higher energy costs. The Kapuskasing newsprint mill had benefitted from electricity load shedding credits in the prior quarter.

The Paper segment generated operating earnings of $6 million, compared to operating earnings of $7 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating earnings.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	September	December
	2013	2013
Financial ($ millions)
General and administrative expenses	4	6
Share-based compensation	-	1
Other items:
Custodial - idled facilities	1	3
Gain on sale of BC lands	-	(20)
Reorganization - severance costs	-	3
Operating expenses	5	(7)

The Company recorded a $1 million expense for share-based compensation in the current quarter as compared to a nil expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter compared to $1 million in the prior quarter.

On September 30, 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $75 million in land sales by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million and recorded a gain of $20 million. The remaining BC lands have been classified as assets held for sale.

During the December 2013 quarter, the Company reorganized certain functions and roles and recorded a charge of $3 million relating to severance costs associated with personnel reductions.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$millions
	September	December
	2013	2013
Interest on debt	10	11
Capitalized interest	(3)	(4)
Foreign exchange items	2	-
Employee future benefits	3	1
Bank charges and other	1	1
	13	9

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the December 2013 quarter, the Company recorded a loss of $12 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.971 to US $0.934.

During the September 2013 quarter, the Company recorded a gain of $7 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.951 to US $0.971.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$millions
	September	December
	2013	2013
Net earnings (loss) before income taxes	6	(2)
Anticipated income tax expense (recovery)	2	(1)
Increase (decrease):
Difference in statutory rates	(4)	1
Recognition of previously unrecognized tax asset	(4)	(6)
Unrecognized tax asset arising from current period losses	1	-
Permanent differences	(3)	2
Income tax recovery	(8)	(4)

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

During the December 2013 quarter, the Company recorded an income tax recovery of $4 million on a loss before income taxes of $2 million. The income tax recovery reflected a $3 million favourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.2%. The difference in statutory income tax rates reduced the income tax recovery by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the December 2013 quarter, the income tax recovery was increased by $6 million as the result of the recognition of previously unrecognized tax assets relating to the Canadian operations based on the financial results for the current quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences decreased the income tax recovery by $2 million.

During the September 2013 quarter, the Company recorded an income tax recovery of $8 million on earnings before income taxes of $6 million. The income tax recovery reflected a $10 million favourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 26.3%. The difference in statutory income tax rate reduced the income tax expense by $4 million. This included a decrease of $5 million due to the reduced operations in the Province of BC, partially offset by an increase of $1 million due to the higher corporate tax rate applicable to the Company’s French operations. During the September 2013 quarter, the income tax expense was decreased by $4 million due to the recognition of previously unrecognized tax assets relating to the Company’s U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount of tax assets is probable. The September 2013 quarter income tax expense was increased by $1 million due to the non-recognition of period losses of the Canadian operations. Based on past financial performance, it has not been determined that the future realization of these assets is probable. Permanent differences generated a decrease of $3 million.

NET EARNINGS

The Company generated net earnings of $2 million or $0.02 per share for the quarter ended December 28, 2013. This compares to a net earnings of $14 million or $0.14 per share for the quarter ended September 28, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	September 2013		December 2013
	$millions	$per share	$ millions	$ per share
Net earnings as reported - in accordance with IFRS	14	0.14	2	0.02
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(6)	(0.06)	11	0.11
Gain on sale of BC lands	-	-	(15)	(0.15)
Reorganization - severance costs	-	-	2	0.02
Costs for permanently idled facilities	1	0.01	2	0.02
Unrecognized deferred tax on above items	-	-	(2)	(0.02)
Net earnings excluding specific items - not in accordance with IFRS	9	0.09	-	-

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

COMPREHENSIVE EARNINGS

The following table summarizes the impact of items affecting the reported total comprehensive earnings during the last two quarters:

	$millions
	September	December
	2013	2013
Net earnings	14	2
Employee future benefit gain	44	29
Income tax expense	(11)	(7)
Foreign currency translation gain on foreign operations	3	11
Total comprehensive earnings	50	35

During the December 2013 quarter, the Company recognized a gain of $29 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.60% to 4.70%, thereby reducing estimated future obligations by $11 million. As well, the actual return on plan assets exceeded the expected return by $28 million. However, $10 million of this exceedance was not recognized as a reduction of the net benefit obligation as these funds relate to legacy pension plans, which have excess funds in trust and limited current service costs.

During the September 2013 quarter, the Company recognized a gain of $44 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.48% to 4.60%, thereby reducing estimated future obligations by $19 million. As well, the actual return on plan assets exceeded the expected return by $26 million. However, $1 million of this exceedance was not recognized as a reduction of net benefit obligations as these funds relate to legacy pension plans, which have excess funds in trust and limited current service costs.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the December 2013 quarter, the currency translation of the French operations generated a gain of $11 million. During the September 2013 quarter, the currency translation of the French operations generated a gain of $3 million.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	December	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	101	99	(2)	5	(7)
Specialty Cellulose Pulp	103	126	23	8	15
Paper Pulp	117	73	(44)	7	(51)
Paper	78	80	2	1	1
Corporate	4	3	(1)	-	(1)
	403	381	(22)	21	(43)
Less: Intersegment Sales	(27)	(27)	-
Sales	376	354	(22)

Sales decreased by $22 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.952, a 5.6% decrease from US $1.009 in the year ago quarter. Forest Products segment sales decreased by $2 million as a result of lower shipments, partially offset by higher selling prices. Specialty Cellulose Pulp segment sales increased by $23 million due to higher shipments and higher prices. Paper Pulp segment sales declined by $44 million due primarily to lower shipments. Paper segment sales increased by $2 million due to higher shipments and prices.

ADJUSTED EBITDA
$ millions	December	December	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	2	(2)	(4)	5	(9)
Specialty Cellulose Pulp	18	14	(4)	8	(12)
Paper Pulp	-	1	1	7	(6)
Paper	6	7	1	1	-
Corporate	(7)	(7)	-	-	-
	19	13	(6)	21	(27)

Adjusted EBITDA declined by $6 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $4 million from the prior year quarter due to higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $4 million due to higher costs, partially offset by higher prices. Paper Pulp segment adjusted EBITDA increased by $1 million due to higher prices, partially offset by higher costs. Paper segment adjusted EBITDA increased by $1 million due to higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	December	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	-	(3)	(3)	(4)	1	-
Specialty Cellulose Pulp	15	10	(5)	(4)	(1)	-
Paper Pulp	(5)	(1)	4	1	3	-
Paper	5	6	1	1	-	-
Corporate	(8)	7	15	-	-	15
	7	19	12	(6)	3	15

The Company generated operating earnings of $19 million compared to operating earnings of $7 million in the same quarter a year ago. The improvement in operating results is due primarily to a favourable variance in other items, which more than offset the decrease in adjusted EBITDA. In the most recent quarter, the Company realized a gain of $20 million from the sale of BC lands.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	December
	2012	2013	Variance
Financial ($ millions)
Sales (1)	101	99	(2)

Freight and other deductions	9	9	-
Lumber export taxes	1	1	-
Cost of sales (1)	86	88	(2)
SG&A	3	3	-
Adjusted EBITDA	2	(2)	(4)

Depreciation and amortization	2	1	1
Operating loss	-	(3)	(3)

Shipments
SPF lumber (mmbf)	190	169	(21)

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	426	463	37
KD stud delivered G.L. (US $ per mbf)	376	377	1

(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $99 million. This compares to adjusted EBITDA of $2 million on sales of $101 million in the comparable quarter of the prior year. Lower shipments of lumber, partially offset by higher selling prices, generated the $2 million decline in sales.

Demand for SPF lumber was stable with shipments equal to 79% of capacity, as compared to 84% in the year ago quarter. US $ benchmark prices for random lumber increased by US $37 per mbf while the benchmark price for stud lumber was up US $1 per mbf. Currency was favourable as the Canadian dollar averaged US $0.952, a 5.6% decline from US $1.009 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $30 per mbf, increasing adjusted EBITDA by $5 million. Costs increased by $9 million. Fibre costs accounted for $5 million of the increase. Weather related issues also hampered productivity and shipments in the most recent quarter.

During the December 2013 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior year quarter. The effective tax rate was 1.7% versus 3.6% in the year ago quarter.

The Forest Products segment generated an operating loss of $3 million, as compared to nil operating earnings in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	December	December
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	81	99	18
Sales - Chemicals	22	27	5
	103	126	23

Freight and other deductions	7	10	(3)
Cost of sales	73	97	(24)
SG&A	5	5	-
Adjusted EBITDA	18	14	(4)

Depreciation and amortization	3	4	(1)
Operating earnings	15	10	(5)

Shipments
Specialty grades (000's tonnes)	47	52	5
Viscose grades (000's tonnes)	4	8	4
	51	60	9

Average prices
Specialty grades (C $ per tonne)	1,656	1,770	114
Viscose grades (C $ per tonne)	1,017	865	(152)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $14 million on sales of $126 million. This compares to adjusted EBITDA of $18 million on sales of $103 million in the year ago quarter. The $18 million increase in pulp sales was due to higher shipments of pulp and higher prices for specialty grades.

Demand for specialty grades was comparable with the prior year quarter, with US dollar and euro prices relatively unchanged. The $114 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 5.6% versus the US dollar and 10.0% versus the euro. However, this increase was partially offset by a $152 per tonne decrease in viscose grade prices. The viscose market remains oversupplied and prices have weakened considerably since 2011. Overall, pulp pricing improved, increasing adjusted EBITDA by $5 million. Shipments were equal to 78% of capacity as compared to 65% in the prior year quarter. During the most recent quarter, the Tartas mill absorbed an extended 12-day annual maintenance shutdown. As well, delays in commissioning new equipment installed during the shutdown affected productivity in the quarter. Overall, the pulp mill produced 9,700 fewer tonnes and costs increased by $10 million as compared to the prior year quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $10 million compared to operating earnings of $15 million in the comparable quarter of the prior year. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	December	December
	2012	2013	Variance
Financial ($ millions)
Sales (1)	117	73	(44)

Freight and other deductions	23	14	9
Cost of sales (1)	92	57	35
SG&A	2	1	1
Adjusted EBITDA	-	1	1

Depreciation and amortization	5	2	3
Operating loss	(5)	(1)	4

Shipments
NBSK pulp (000's tonnes)	56	-	(56)
High-yield pulp (000's tonnes)	134	107	(27)
Internal (000's tonnes)	15	15	-
Total	205	122	(83)

Benchmark Prices
BEK - delivered China (US $ per tonne)	627	652	25

(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $1 million on sales of $73 million. This compares to nil adjusted EBITDA on sales of $117 million in the year ago quarter. The $44 million decrease in sales was caused by lower shipments of pulp. The Chetwynd, BC, high-yield pulp mill did not operate during the December 2013 quarter. In the prior year quarter, the mill had shipped 14,100 tonnes and had recorded sales of $8 million. In May 2013, the Company completed the sale of its remaining NBSK pulp mill located in Skookumchuck, BC. During the prior year quarter, the pulp mill had shipped 56,400 tonnes and had recorded sales of $37 million.

The benchmark price for BEK increased by US $25 per tonne and high-yield prices increased as well. Currency was also a positive factor as the Canadian dollar averaged US $0.952, a 5.6% decline from the year ago quarter. Overall, Canadian dollar prices for high-yield pulp improved by $65 per tonne increasing adjusted EBITDA by $7 million. Pulp shipments were equal to 86% of capacity as compared to 74% in the prior year quarter. The prior year percentage includes the capacity of the Chetwynd high-yield pulp mill. Mill level manufacturing costs increased by $1 million. The sale of the Skookumchuck NBSK pulp mill impacted comparative operating results. In the prior year quarter, the pulp mill had generated EBITDA of $5 million.

The Paper Pulp segment generated an operating loss of $1 million compared to an operating loss of $5 million in the comparable quarter of the prior year. Depreciation expense declined by $3 million as a result of the sale of the Skookumchuck pulp mill.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER

	December	December
	2012	2013	Variance
Financial ($ millions)
Sales	78	80	2

Freight and other deductions	11	11	-
Cost of sales	58	60	(2)
SG&A	3	2	1
Adjusted EBITDA	6	7	1

Depreciation and amortization	1	1	-
Operating earnings	5	6	1

Shipments
Coated bleached board (000's tonnes)	39	39	-
Newsprint (000's tonnes)	53	54	1
Total	92	93	1

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,110	1,160	50
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	605	(35)

The Paper segment generated adjusted EBITDA of $7 million on sales of $80 million. This compares to adjusted EBITDA of $6 million on sales of $78 million in the same quarter a year ago. Higher prices for coated bleached board generated the $2 million increase in sales.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to lower North American demand. The US $ benchmark price for coated bleached board increased by US $50 per short ton while the benchmark price for newsprint declined by US $35 per tonne. Currency was favourable as the Canadian dollar declined by 5.6% from US $1.009 to US $0.952. The net effect was that pricing for newsprint declined, reducing adjusted EBITDA by $1 million and pricing for coated bleached board improved, increasing adjusted EBITDA by $2 million. Coated bleached board shipments were equal to 87% of capacity as compared to 86% in the year ago quarter. Newsprint shipment to capacity was 89% in both periods. Manufacturing costs were relatively unchanged.

The Paper segment generated operating earnings of $6 million, compared to operating earnings of $5 million in the prior year quarter. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	December	December
	2012	2013
Financial ($ millions)
General and administrative expenses	6	6
Share-based compensation	1	1
Other items:
Custodial - idled facilities	3	3
Sale of BC office	(2)	-
Gain on sale of BC lands	-	(20)
Reorganization - severance costs	-	3
Operating expenses	8	(7)

The Company recorded a $1 million expense for share-based compensation in both quarters. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in both quarters.

During the December 2012 quarter, the Company sold the Cranbrook, BC, office and realized a gain of $2 million.

On September 30, 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $75 million in land sales by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million and recorded a gain of $20 million. The remaining BC lands have been classified as assets held for sale.

During the December 2013 quarter, the Company reorganized certain functions and roles and recorded a charge of $3 million relating to severance costs associated with personnel reductions.

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$millions
	December	December
	2012	2013
Interest on debt	11	11
Capitalized interest	(2)	(4)
Employee future benefits	3	1
Bank charges and other	-	1
	12	9

There were no significant interest expense variances quarter-over-quarter. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the December 2013 quarter, the Company recorded a loss of $12 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.971 to US $0.934.

During the December 2012 quarter, the Company recorded a loss of $4 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $1.004.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$millions
	December	December
	2012	2013
Net loss before income taxes	(9)	(2)
Anticipated income tax recovery	(2)	(1)
Increase (decrease):
Difference in statutory rates	2	1
Recognition of previously unrecognized tax asset	-	(6)
Unrecognized tax asset arising from current period losses	6	-
Permanent differences	-	2
Income tax expense (recovery)	6	(4)

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

During the December 2013 quarter, the Company recorded an income tax recovery of $4 million on a loss before income taxes of $2 million. The income tax recovery reflected a $3 million favourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates reduced the income tax recovery by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the December 2013 quarter, the income tax recovery was increased by $6 million as the result of the recognition of previously unrecognized tax assets relating to the Canadian operations based on the financial results for the current quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences decreased the income tax recovery by $2 million.

During the December 2012 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $9 million. The income tax expense reflected a $8 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the income tax expense by $2 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. The December 2012 quarter absorbed a $6 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

NET EARNINGS (LOSS)

The Company generated net earnings of $2 million or $0.02 per share for the quarter ended December 28, 2013, compared to a net loss of $15 million or $0.15 per share for the quarter ended December 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	December 2012		December 2013
	$millions	$per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	(15)	(0.15)	2	0.02
Specific items (after-tax):
Loss on translation of foreign debt	4	0.04	11	0.11
Gain on sale of BC office	(1)	(0.01)	-	-
Gain on sale of BC lands	-	-	(15)	(0.15)
Reorganization - severance costs	-	-	2	0.02
Costs for permanently idled facilities	2	0.02	2	0.02
Unrecognized deferred tax on above items	1	0.01	(2)	(0.02)
Net loss excluding specific items - not in accordance with IFRS	(9)	(0.09)	-	-

DECEMBER 2013 QUARTER VS SEPTEMBER 2013 QUARTER

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the December 2013 quarter and the comparable period a year ago:

	$millions
	December	December
	2012	2013
Net earnings (loss)	(15)	2
Employee future benefit gain	5	29
Income tax expense	-	(7)
Foreign currency translation gain on foreign operations	6	11
Total comprehensive earnings (loss)	(4)	35

During the December 2013 quarter, the Company recognized a gain of $29 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.60% to 4.70%, thereby reducing estimated future obligation by $11 million. As well, the actual return on plan assets exceeded the expected return by $28 million. However, $10 million of this exceedance was not recognized as a reduction of the net benefit obligation as these funds relate to legacy pension plans, which have excess funds in trust and limited current service costs.

During the December 2012 quarter, the Company recognized a gain of $5 million relating to the decrease of the estimated net obligation for employee future benefits. The gain was generated by plan assets having exceeded the expected return.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the December 2013 quarter, the currency translation of the French operations generated a gain of $11 million. In the December 2012 quarter, the currency translation of the French operations generated a gain of $7 million. The currency translation of the U.S. operations generated a loss of $1 million.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Mar 12(1)	Jun 12(1)	Sept 12(1)	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13
Sales	407	415	443	376	407	399	352	354
Adjusted EBITDA	2	27	23	19	24	30	24	13
Depreciation and amortization	10	11	13	11	9	9	11	8
Other items	(5)	2	51	1	24	3	1	(14)
Operating earnings (loss)	(3)	14	(41)	7	(9)	18	12	19
Net earnings (loss)	(14)	(5)	(47)	(15)	(31)	(7)	14	2
Basic and fully diluted net earnings (loss) per share ($)	(0.14)	(0.05)	(0.47)	(0.15)	(0.31)	(0.07)	0.14	0.02
Comprehensive earnings (loss)	(14)	(10)	(86)	(4)	35	35	50	35

(1) Not restated for IAS 19

FINANCIAL POSITION

	($ millions)
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14
Cash flow from operations before working capital changes	(1)	11	16	10	1	-	-	-
Less:
Additions to property, plant and equipment	34	26	30	47	34	-	-	-
Interest on debt	11	10	11	10	11	-	-	-
Free cash flow (negative)	(46)	(25)	(25)	(47)	(44)	-	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes for the first quarter of fiscal 2014 was $1 million, compared to negative $1 million in the comparable quarter of the prior year. After allowing for capital expenditures of $34 million and interest on debt of $11 million, free cash flow for the first quarter of fiscal 2014 was negative $44 million compared to negative $46 million in the prior year quarter. During the most recent quarter, non-cash working capital items used $23 million.

Capital Expenditures

During the first quarter of fiscal 2014, capital expenditures totalled $34 million, unchanged from the comparable quarter of the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. The total estimated cost of the project is currently $235 million. During the first quarter of fiscal 2014, $26 million was spent on the project, bringing total cumulative project expenditures to $163 million.

FINANCIAL POSITION

The completion of the boiler portion of the project is scheduled for May 2014 and the start-up of the turbine should occur in October 2014. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year.

The following table summarizes capital expenditures by segment:

Quarter ended	December	December
$ millions	2012	2013
Forest Products	2	2
Specialty Cellulose Pulp - Cogen project	19	26
Specialty Cellulose Pulp - Other	7	4
Paper Pulp	5	1
Paper	1	1
	34	34

Liquidity

The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. At the end of December 2013, the Company had total cash, including restricted cash, of $52 million plus unused operating lines of $48 million, for total liquidity of $100 million. At September 2013, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $35 million, for total liquidity of $109 million.

The Company had previously entered into two secured term loan facilities totalling $105 million to fund a portion of the $235 million Temiscaming Cogen project. During the September 2013 quarter, the Company increased the Cogen project loan facilities from $105 million to $133 million, of which $40 million remained undrawn at the end of December 2013. There remains an amount of $72 million to be spent over the next four quarters to complete the Temiscaming Cogen project. During this period, the Company’s liquidity will likely remain below its stated objective.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December
	2013	2013
Borrowing base	168	186
Less: availability reserve	(20)	(20)
Net availability	148	166

Outstanding letters of credit	(56)	(57)
Amount drawn	(57)	(61)
Unused amount	35	48

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. In March 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $5 million at the end of the December 2013 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14
Net debt / total capitalization	50%	55%	52%	52%	55%	-	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.9	2.4	3.0	2.4	1.3	-	-	-

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 55% as at December 2013, as compared to 52% at the end of the prior fiscal year. The increase is due primarily to increased debt levels to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15½ -year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. This option expires on August 30, 2017. As at the end of December 2013, the Company had drawn $53 million of the $75 million available. During the September 2013 quarter, the Company negotiated an additional tranche of project financing, effectively increasing the total funding from the lender to $93 million. This new $18 million tranche is also secured by a second ranking charge on project assets and the interest rate remains at 5.5% . This second tranche is repayable in 48 equal monthly instalments beginning in April 2016. In connection with the additional funding, the Company granted the lender a five-year option to acquire 712,000 common shares of Tembec at a price of $3.783 per share. It will vest on the first loan disbursement date of the second $18 million tranche, which cannot occur until the Company has drawn the entire $75 million of the first tranche. This option expires on December 11, 2018.

FINANCIAL POSITION

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan is the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan is secured by a first ranking charge on the project assets. In July 2012, the Company received $20 million representing the first advance under the facility. The interest rate on this advance was set at 6.35%. During the September 2013 quarter, the Company increased the size of the facility to $40 million. As part of the loan amendment, the terms of the remaining $10 million to be drawn on the original facility were amended to correspond to those of the new $10 million in funding. The initial $20 million drawn in July 2012 is repayable in blended monthly instalments over an eight-year period beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022. During the December 2013 quarter, the Company received the remaining $20 million on the facility. This second tranche bears interest at a rate of 6.86% and is repayable in blended monthly instalments over a period of eight years beginning in November 2014, with a “balloon” payment of $12 million to be repaid in October 2022. Of the total $40 million drawn on the facility, the Company does not currently have access to $5 million, which is being held in reserve pending the attainment of certain milestones related to the specialty cellulose project. The amount is shown as restricted cash on the consolidated balance sheet. The Company anticipates that the funds will become available in the June 2014 quarter.

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “developing” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at January 30, 2014, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 28, 2013). During the December 2012 quarter, the Company granted a lender a five-year option to acquire 3 million common shares at a price of $7 per share. The option expires on August 30, 2017. During the December 2013 quarter, the Company granted the same lender a five-year option to acquire 712,000 common shares at a price of $3.783 per share. The option expires on December 11, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 28, 2013, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the December 2013 quarterly results were lower than anticipated. This was due to higher costs at the Tartas specialty pulp mill as well as weather related issues in late December that impacted productivity and shipments at several of the Canadian operations. The Forest Products segment saw random length lumber prices increase while stud lumber prices were relatively flat, selling at a significant discount to random length. Costs increased as expected due to the onset of winter operating conditions and the scheduled closures of the sawmills during the December holiday period. Looking ahead, the normal seasonal increase in demand and prices is anticipated, supported by continued growth in United States new home construction. At the Tartas specialty pulp mill, a 12-day annual maintenance shutdown combined with difficulties related to the start-up of a new bleaching tower reduced production by 11,100 tonnes and increased costs by $12 million. The new bleaching tower is now fully operational. The Company had previously guided that a 5% average price reduction on specialty grades was likely in calendar 2014. Negotiations with major customers are now concluded and the actual price reduction will average approximately 7%. The price decrease will impact results beginning in the March 2014 quarter. While the Company is anticipating a year-over-year increase in specialty grade volume, it will continue to maintain a 40,000-50,000 tonne position in the viscose grade market. The latter is currently under pressure as new capacity has exceeded demand growth. The implementation of Chinese antidumping duties is contributing to the low prices and the Company is not anticipating improvement in the near term. The Paper Pulp segment generated a small profit as the two high-yield pulp mills reduced costs and generated higher selling prices. The hardwood paper pulp market remains relatively soft and the impact of new capacity will cause it to remain challenging. The Paper segment results remained relatively unchanged quarter-over-quarter. However, lower newsprint prices will reduce profitability in the upcoming quarters.

The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. Of the total forecast cost of $235 million, $163 million has been spent on the Temiscaming specialty cellulose project to the end of the December 2013 quarter. The Company has also made further progress in dealing with its defined benefit pension plan obligations. The net obligation for funded defined benefit pension plans declined from $39 million to $4 million during the most recent quarter. This will lead to a material decline in pension contributions in future periods. In September 2013, the Company launched its BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. The Company recently closed the first two lands sales transactions for total proceeds of $23 million. This will be an area of focus in the next few quarters.

FINANCIAL PERFORMANCE & OTHER DATA

	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Shares outstanding - end of quarter (millions)	100	100	100	100	100	-	-	-
Book value per share ($)	0.99	1.34	1.69	2.19	2.54	-	-	-
Foreign exchange:
1 C $ = US $ - average	1.009	0.991	0.977	0.963	0.952	-	-	-
- period end	1.004	0.984	0.951	0.971	0.934	-	-	-

1 euro = US $ - average	1.297	1.319	1.307	1.326	1.360	-	-	-
- period end	1.322	1.282	1.302	1.353	1.374	-	-	-

1 euro = C $ - average	1.286	1.332	1.337	1.377	1.429	-	-	-
- period end	1.317	1.302	1.369	1.393	1.471	-	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Operating earnings (loss)	7	(9)	18	12	19	-	-	-
Depreciation and amortization	11	9	9	11	8	-	-	-
Other items	1	24	3	1	(14)	-	-	-
Adjusted EBITDA	19	24	30	24	13	-	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred tax liabilities, employee future benefit liabilities, provisions, other long-term liabilities, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2013				Fiscal 2014
	Dec 12(1)	Mar 13(1)	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Long-term debt	348	353	365	369	414	-	-	-
Net unamortized financing costs	16	16	17	17	17	-	-	-
Current portion of long-term debt	16	16	16	16	16	-	-	-
Operating bank loans / Bank indebtedness	69	86	57	57	61	-	-	-
Less: total cash	(57)	(35)	(94)	(74)	(52)	-	-	-
Net debt	392	436	361	385	456	-	-	-

Long-term liabilities	279	210	167	141	122	-	-	-
Shareholders' equity	99	134	169	219	254	-	-	-
Total capitalization	770	780	697	745	832	-	-	-

Net debt to total capitalization ratio	51%	56%	52%	52%	55%	-	-	-

(1) Ratio is calculated including liabilities classified as "held for sale"

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Dec. 28,	Sept. 28,
	2013	2013
		(note 2)

ASSETS
Current assets:
Cash and cash equivalents	$44	$73
Restricted cash	8	1
Trade and other receivables	174	157
Inventories (note 3)	247	237
Prepaid expenses	5	6
Assets classified as held for sale	7	7
	485	481

Property, plant and equipment (note 4)	532	496
Biological assets	2	5
Employee future benefits	40	24
Other long-term receivables	10	10
Deferred tax assets	6	5
	$1,075	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$61	$57
Trade, other payables and accrued charges	191	195
Interest payable	2	10
Income tax payable	9	8
Provisions	6	6
Current portion of long-term debt (note 6)	16	16
	285	292

Long-term debt (note 6)	414	369
Provisions	12	12
Employee future benefits	108	127
Other long-term liabilities	2	2
	821	802
Shareholders' equity:
Share capital	567	567
Deficit	(330)	(354)
Accumulated other comprehensive earnings	17	6
	254	219
	$1,075	$1,021

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Sales	$354	$376
Freight and other deductions	44	50
Lumber export taxes	1	1
Cost of sales (excluding depreciation and amortization)	278	286
Selling, general and administrative	17	19
Share-based compensation	1	1
Depreciation and amortization	8	11
Other items (note 8)	(14)	1
Operating earnings	19	7

Interest, foreign exchange and other	9	12
Exchange loss on long-term debt	12	4
Net finance costs (note 9)	21	16
Loss before income taxes	(2)	(9)

Income tax expense (recovery) (note 10)	(4)	6
Net earnings (loss)	$2	$(15)

Basic and diluted net earnings (loss) in dollars per share (note 7)	$0.02	$(0.15)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Net earnings (loss)	$2	$(15)

Other comprehensive earnings, net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans and other benefit plans (note 11)	29	5
Income tax expense	(7)	-
	22	5

Items that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	11	6
Other comprehensive earnings for the period	33	11
Total comprehensive earnings (loss)	$35	$(4)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended December 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 28, 2013	$567	$6	$(354)	$219

Net earnings for the period	-	-	2	2
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	29	29
Income tax expense	-	-	(7)	(7)
Foreign currency translation differences for foreign operations	-	11	-	11

Balance - end of period, December 28, 2013	$567	$17	$(330)	$254

		Quarter ended December 29, 2012 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, September 29, 2012	$564	$(9)	$(455)	$100

Net loss for the period	-	-	(15)	(15)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	5	5
Foreign currency translation differences for foreign operations	-	6	-	6
Issue of warrants	3	-	-	3

Balance - end of period, December 29, 2012	$567	$(3)	$(465)	$99

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Cash flows from operating activities:
Net earnings (loss)	$2	$(15)
Adjustments for:
Depreciation and amortization	8	11
Net finance costs (note 9)	21	16
Income tax expense (recovery) (note 10)	(4)	6
Income tax paid	(3)	(2)
Excess cash contributions over employee future benefits expense	(8)	(11)
Gain on sale of assets (note 8)	(20)	(2)
Other	5	(4)
	1	(1)
Changes in non-cash working capital:
Trade and other receivables	(17)	24
Inventories	(9)	2
Prepaid expenses	1	2
Trade, other payables and accrued charges	2	(31)
	(23)	(3)
	(22)	(4)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(42)	(40)
Proceeds from sale of assets (note 8)	23	2
Change in restricted cash	(7)	4
	(26)	(34)
Cash flows from financing activities:
Change in operating bank loans	4	1
Increase in long-term debt	33	24
Repayments of long-term debt	(1)	(1)
Interest paid	(20)	(18)
	16	6
	(32)	(32)

Foreign exchange gain on cash and cash equivalents held in foreign currencies	3	1
Net decrease in cash and cash equivalents	(29)	(31)

Cash and cash equivalents, beginning of period	73	87
Cash and cash equivalents, end of period	$44	$56

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars)

					Quarter ended December 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$83	$126	$65	$80	$-	$-	$354
Internal	16	-	8	-	3	(27)	-
	99	126	73	80	3	(27)	354

Freight and other deductions	9	10	14	11	-	-	44
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	88	97	57	60	3	(27)	278
Selling, general and administrative	3	5	1	2	6	-	17
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	(2)	14	1	7	(7)	-	13
Depreciation and amortization	1	4	2	1	-	-	8
Other items (note 8)	-	-	-	-	(14)	-	(14)

Operating earnings (loss)	$(3)	$10	$(1)	$6	$7	$-	$19

Additions to property, plant and equipment	$2	$30	$1	$1	$-	$-	$34

Total assets	$151	$569	$145	$149	$61	$-	$1,075

Total liabilities	$56	$236	$33	$69	$427	$-	$821

					Quarter ended December 29, 2012 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$85	$103	$110	$78	$-	$-	$376
Internal	16	-	7	-	4	(27)	-
	101	103	117	78	4	(27)	376

Freight and other deductions	9	7	23	11	-	-	50
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	86	73	92	58	4	(27)	286
Selling, general and administrative	3	5	2	3	6	-	19
Share-based compensation	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	2	18	-	6	(7)	-	19
Depreciation and amortization	2	3	5	1	-	-	11
Other items (note 8)	-	-	-	-	1	-	1

Operating earnings (loss)	$-	$15	$(5)	$5	$(8)	$-	$7
Additions to property, plant and equipment	$2	$26	$5	$1	$-	$-	$34

Total assets	$207	$426	$279	$115	$-	$-	$1,027

Total liabilities	$60	$213	$68	$123	$464	$-	$928

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 28, 2013, except for the changes in accounting policies described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 28, 2013.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 30, 2014.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 28, 2013.

Changes in accounting policies

The Company adopted the amended IAS 19, Employee Benefits, which changes the recognition and measurement of defined benefit pension plans expense, other benefit plans expense, termination benefits and enhances the disclosure of employee future benefits. The most significant changes include the accounting for past service costs, which are no longer recognized over a service period, but are instead recognized immediately in the period of a plan amendment. In addition, the expected return on plan assets is now assumed to be equal to the discount rate applied to measure the defined benefit obligation. As such, a net interest cost (income) is calculated on the net defined benefit liability (asset). The Company has restated its comparative period results following the adoption of amended IAS 19.

The effect of adopting the amended standard on the consolidated balance sheets was as follows:

	As reported	Change	Restated
As at September 29, 2012
Employee future benefits	$285	$2	$287
Deficit	$(453)	$(2)	$(455)

As at September 28, 2013
Employee future benefits	$126	$1	$127
Deficit	$(353)	$(1)	$(354)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Changes in accounting policies (continued)

The effect of adopting the amended standard on the consolidated statement of net earnings (loss) and comprehensive earnings (loss) for the quarter ended December 29, 2012, is as follows:

	Quarter ended December 29, 2012
	As reported	Change	Restated
Operating earnings	$7	$-	$7
Net finance costs	11	5	16
Income tax expense	6	-	6
Net loss	(10)	(5)	(15)

Defined benefit pension plans and other benefit plans	-	5	5
Foreign currency translation differences for foreign operations	6	-	6
Total comprehensive loss	$(4)	$-	$(4)

Basic and diluted net loss in dollars per share	$(0.10)		$(0.15)

The amended IAS 19 had no impact on cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

During the December 2013 quarter, the Company also adopted IFRS 7, Financial Instruments – Disclosures, and IFRS 13, Fair Value Measurement. The adoption of these standards had no significant impact on the interim consolidated financial statements.

3.	Inventories

	Dec. 28,	Sept. 28,
	2013	2013
Finished goods	$ 113	$ 111
Logs and wood chips	62	55
Supplies and materials	72	71
	$ 247	$ 237

Inventories carried at net realizable value	$ 15	$ 22

During the quarters ended in December 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at December 28, 2013, were written down by $4 million (September 28, 2013 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

4.	Property, plant and equipment

	Net book value
	Dec. 28,	Sept. 28,
	2013	2013
Land	$3	$3
Buildings	44	42
Production equipment:
Pulp and paper	256	238
Sawmill	14	15
Forest access roads	9	9
Assets under construction	206	189
	$532	$496

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Property, plant and equipment (continued)

In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose manufacturing facility in Temiscaming, Quebec. As at the end of December 2013, the Company had incurred $163 million of capital expenditures for this project and had $48 million of outstanding commitments. For the quarter ended December 28, 2013, the Company had total additions to property, plant and equipment of $34 million, of which $26 million was for the upgrade of the specialty cellulose mill.

5.	Operating bank loans

The Canadian operations are supported by a $175 million asset-based revolving working capital facility expiring in March 2017. As at December 28, 2013, the amount available, based on eligible receivables and inventories, was $131 million of which $56 million was drawn and $57 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of December 2013, the amount available was $35 million of which $5 million was drawn.

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Dec. 28,	Sept. 28,
	Maturity	2013	2013
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$326	$314
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	07/2022	20	20
Tembec Energy LP - 6.86% term loan secured by a first ranking charge	10/2022	20	-
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	53	40
Tembec Tartas SAS	Various	17	17
Kirkland Lake Engineered Wood Products Inc.	Various	9	9
Other	Various	2	2
		447	402

Less current portion		16	16
Less unamortized financing costs		17	17
		$414	$369

On October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86% on the Tembec Energy LP term loan secured by a first ranking charge. This advance is repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022. The Company has classified $5 million of amounts received from the lender as restricted cash, pending the attainment of certain milestones related to the speciality cellulose project.

On December 10, 2013, the Company received an advance of $13 million on the Tembec Energy LP – 5.5% term loan secured by a second ranking charge.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Net earnings (loss)	$2	$(15)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.02	$(0.15)

During the December 2013 quarter, non-executive members of the Board were granted 830,581 Deferred Share Units (DSUs). These DSUs will vest in three equal amounts over the next three Annual General Shareholders’ meetings beginning on January 30, 2014.

During the December 2013 quarter, 557,808 DSUs were granted to senior executives under the Performance- Conditioned Share Unit (PCSU) plan.

8.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
Corporate:
Gain on sale of assets	$(20)	$(2)
Reorganization - severance costs	3	-
Costs for permanently idled facilities	3	3
	$(14)	$1

Quarter ended on December 28, 2013

On September 30, 2013, the Company announced the BC Lands Sale Initiative. During the December 2013 quarter, the Company completed the sale of various parcels of land for total proceeds of $23 million realizing a gain of $20 million.

During the December 2013 quarter, the Company reorganized certain management functions and roles and recorded a charge of $3 million for severance costs associated with personnel reductions.

During the December 2013 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

Quarter ended on December 29, 2012

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

During the December 2012 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Net finance costs

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Interest on long-term debt	$11	$10
Interest on short-term debt	-	1
Bank charges and other financing expenses	1	-
Exchange loss on long-term debt	12	4
Net interest cost on defined benefit plans	1	3
Interest capitalized on assets under construction	(4)	(2)
	$21	$16

Finance costs	$21	$16
Finance income	-	-
Net finance costs	$21	$16

10.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Loss before income taxes	$(2)	$(9)

Income tax recovery based on combined federal and provincial income tax rates of 26.2% (2013 - 26.3%)	$(1)	$(2)

Increase (decrease) resulting from:
Difference in statutory income tax rates	1	2
Permanent differences	2	-
Recognition of previously unrecognized tax assets	(6)	-
Unrecognized tax asset arising from current losses and other tax adjustments	-	6
	(3)	8
Income tax expense (recovery)	$(4)	$6

Income taxes:
Current	$4	$4
Deferred	(8)	2
Income tax expense (recovery)	$(4)	$6

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarter ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)
Defined benefit pension plans	$2	$2
Defined contribution and other retirement plans	2	2
Other benefit plans	-	1
Current service cost	$4	$5

Interest cost	$1	$3

The variation in discount rate on obligations and the return on plan assets excluding amounts included in net interest on the net liability generated an actuarial gain on employee future benefits, included in comprehensive earnings, as follows:

	Quarters ended
	Dec. 28,	Dec. 29,
	2013	2012
		(note 2)

Actuarial gain - variation in discount rate	$11	$-
Actuarial gain - return on plan assets	28	5
Effect of limit on recognition of assets	(10)	-
	$29	$5

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at December 28, 2013, was based on an increase of the discount rate for pension plans from 4.60% used at September 28, 2013, to 4.70% at December 28, 2013.

12.	Financial instruments

Fair value

The carrying value and the fair value of long-term debt are as follows:

	Dec. 28,	Sept. 28,
	2013	2013
Carrying value	$430	$385
Fair value	$481	$428

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 28, 2013 and December 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Dec. 28,	Sept. 28,
	2013	2013
Loans and receivables, other than cash, cash equivalents and restricted cash	$184	$167
Cash, cash equivalents and restricted cash	$52	$74

Exposure to liquidity risk

The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at December 28, 2013, totalled $100 million (September 28, 2013 - $109 million). The Company anticipates that the liquidity will likely remain below its stated objective as the capital expenditures associated with the Temiscaming project continue. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $40 million is undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

						December 28, 2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$434	(1)	$660	$53	$94	$423	$90
Unsecured loans	13		14	6	6	1	1
Operating bank loans	61		61	61	-	-	-
Trade and others	193		193	193	-	-	-
	$701		$928	$313	$100	$424	$91
(1) before financing costs

13.	Capital management

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. The net debt to total capitalization ratio of the Company was 55% as at December 28, 2013 (September 28, 2013 – 52%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.